October 10, 2019

United States Securities and Exchange Commission VIA EDGAR

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MMEX Resources Corporation
Registration Statement on Form S-3
Filed December 11, 2018
File No. 333-228746

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), MMEX Resources Corporation, a Nevada corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 filed with the Commission on December 11, 2018, File No. 333-228746, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registrant is requesting to withdraw the Registration Statement because it no longer intends to offer or sell any of the securities registered thereunder at this time. The Commission has not declared the Registration Statement effective, and the Company confirms that it has not sold any securities under the Registration Statement. The Registrant further requests that, in accordance with Rule 457(p) under the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filings of the Registration Statement be credited for potential future use.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Registration Statement to the Registrant’s outside counsel, Bruce H. Hallett at facsimile number (214) 922-4122, Hallett & Perrin, 1445 Ross Avenue, Suite 2400, Dallas, Texas 75202. If you have any questions with respect to this matter, please contact Bruce Hallett at 214-922-4120.

Sincerely,

/s/ JACK W. HANKS

Jack W. Hanks

President and CEO